

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 21, 2017

Via E-mail
Greg A. Dowell
Executive Vice President, Chief Financial Officer and Treasurer
Summit Hotel Properties, Inc.
12600 Hill Country Boulevard, Suite R-100
Austin, TX 78738

> **Re:** **Summit Hotel Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 8-K**
> **Filed August 2, 2017**
> **File No. 001-35074**

Dear Mr. Dowell:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 2, 2017

Exhibit 99.1

Pro Forma Operational and Statistical Data, page 14

1.   We note your presentation of Hotel EBITDA on a pro forma basis. In future filings, please revise your presentation of Hotel EBITDA as follows:

   a. Reconcile to the most directly comparable GAAP financial measure in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K.
   b. Present Actual Hotel EBITDA, followed by a single adjustment for pre-acquisition results to arrive at Pro Forma Hotel EBITDA. Present other pro

forma line items (e.g. pro forma revenues and hotel operating expenses) in a similar manner if you wish to continue to present those measures.

c. Describe the source of pre-acquisition results and any adjustments made to those results. Additionally, consider disclosing whether the pre-acquisition results were audited or reviewed by your auditors.

d. To the extent that you continue to present Pro Forma Total Revenue or other measures that include pre-acquisition results, tell us how you considered providing the relevant non-GAAP disclosures.

Please provide us with your proposed disclosure in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate
& Commodities